UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41425

Golden Sun Education Group Limited

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation of Independent Director

Mr. Pengmun Foo, an independent director of Golden Sun Education Group Limited (the “Company”), notified the Company of his resignation from the board of directors of the Company (“Board”) on August 23, 2023, effective immediately.

On August 24, 2023, the Corporate Governance and Nominating Committee of the Company recommended the appointment of Zhenghua Yu to fill the vacancy created by the departure of Mr. Pengmun Foo, and the Board passed a resolution to nominate Mr. Zhenghua Yu to be elected as a director at the Company’s upcoming annual shareholders’ meeting.

Mr. Zhenghua Yu has served as a senior audit manager at Shanghai Huajun Certified Public Accountants Co. Ltd. since October 2015. He served as a financial manager at Shanghai Hanbang Marketing and Planning Co., Ltd from November 2008 to September 2015, and at Jiangxi Chemical Fiber Co., Ltd. from July 1997 to October 2008. Mr. Yu graduated from Jiangxi University of Finance and Economics in 1997, majoring in Corporate Accounting.

Mr. Zhenghua Yu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transactions with the Company during the past two years that requires disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Education Group Limited

Date: August 28, 2023	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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